Exhibit 99.1

Stevanato Group Reports Record 2021 Revenue of €843.9 million

- Establishes Full Year 2022 Guidance -

PIOMBINO DESE, Italy – March 8, 2021 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the fourth quarter 2021.

Fourth Quarter and Full Year Highlights (compared to the same period last year)

●	Fourth quarter revenue increased 12.5% to €232.6 million, diluted EPS were €0.17 and adjusted diluted EPS were €0.13. Adjusted EBITDA margin was 25.3%,
●	Full year revenue grew 27.5% to €843.9 million, diluted EPS were €0.53 and adjusted diluted EPS were €0.48. Adjusted EBITDA margin increased to 25.9%,
●	Backlog increased to €880 million,
●	Revenue from high value solutions increased to 28.5% and 24.6% of total revenue for the fourth quarter and full year, respectively,
●

The Company established fiscal year 2022 guidance and expects revenue in the range of €935.0 million to €945.0 million, adjusted diluted earnings per share between €0.49 to €0.51 and adjusted EBITDA in the range of €248.0 million to €253.0 million.

Fourth quarter:

For the fourth quarter, revenue increased 12.5% to €232.6 million over last year driven by both segments and was better-than-expected due to strong growth in the Engineering segment where customers are investing in global expansion. The fourth quarter of 2020 included a €15.0 million benefit in the BDS segment related to timing of revenue recognition, but it had no effect on the full year 2020. Increases in revenue from high value solutions and Covid also contributed to year-over-year growth. For the fourth quarter, Covid represented approximately 14.3% of revenue and as expected, revenue contributions from more accretive high value solutions increased 62.9% over the prior year and accounted for approximately 28.5% of consolidated revenue in the quarter. The mix shift led to an improved gross profit margin of 31.4% and operating profit margin of 18.7%. Fourth quarter net profit increased to €44.6 million, or €0.17 of diluted earnings per share. Adjusted net profit totaled €33.0 million or adjusted diluted earnings per share of €0.13 which increased 18.2% compared to adjusted diluted earnings per share of €0.11 in the prior year.

Full year:

Fiscal year 2021 revenue grew 27.5% to €843.9 million driven by increases in both segments, an increasing mix of high value solutions and Covid. For the full year, Covid accounted for approximately 14.7% of revenue. Revenue contributions from high value solutions reached 24.6% of consolidated revenue, demonstrating the expected favorable long-term mix shift towards this premium product portfolio. For the full year, gross profit margin increased to 31.4% and operating profit margin was 19.2%, benefitting from the increase in high value solutions and operating efficiencies realized through the SG Steps lean manufacturing program. For fiscal year 2021, net profit was €134.3 million or €0.53 diluted earnings per share. Adjusted net profit was €120.5 million or €0.48 of adjusted diluted earnings per share which grew 54.8% compared to adjusted diluted earnings per share of €0.31 for fiscal year 2020.

Franco Moro, Chief Executive Officer, stated, “Our successful financial and operational performance in fiscal year 2021, sets the foundation for durable double-digit, organic revenue growth. Within our primary packaging business, trends towards superior performance and higher quality products helped boost our revenue from high value solutions and we expect these trends will continue. We enter 2022 with a sharp focus on executing against our operational priorities of increasing capacity in Italy, expanding our global industrial footprint in the U.S. and China, investing in R&D, and growing our pipeline of integrated high value solutions.”

Biopharmaceutical and Diagnostic Solutions Segment (BDS)

For the fourth quarter, BDS Segment revenue grew 9.3% to €185.9 million (third party sales) over the prior year which included a €15.0 million benefit from timing of revenue. For the full year, revenue increased 22.9% to €694.0 million over fiscal year 2020. Top-line growth was driven by sustained demand for high value solutions which accounted for approximately 35.7% and 29.9% of segment revenue in the fourth quarter and full year, respectively.

The mix shift towards more accretive products led to expanded margins for the year. On a full year basis, gross profit margin increased 350 basis points to 33.1% and operating profit margin grew 330 basis points to 21.4%, over the prior year.

Engineering Segment

The segment continues to benefit from the ongoing capital deployment by customers to satisfy industry demand which resulted in better-than-expected results in the fourth quarter. Revenue increased by 27.2% to €46.7 million (third party sales) in the fourth quarter and 54.3% to €149.9 million for the full year compared to the same periods last year driven by growth across all business lines.

For the full year, gross profit margin was 19.3% and operating profit margin was 10.5%.

Liquidity and Balance Sheet

The Company believes that it has adequate cash available to appropriately address its current liquidity needs. As of December 31, the Company had a positive net financial position of €189.8 million and cash and cash equivalents totaled €411.0 million. For the full year, capital expenditures were €122.1 million and primarily used for ongoing investments for our global industrial expansion.

For the full year net cash generated from operating activities was €133.3 million reflecting increased working capital needs to drive sustainable growth, and a positive free cash flow of €25.1 million for the full year.

Full Year 2022 Guidance

The Company is establishing 2022 guidance.

The Company expects:

●	Revenue in the range of €935 million to €945 million;
●	Adjusted diluted EPS in the range of €0.49 to €0.51 (assuming weighted average shares outstanding of 264.7 million); and
●	Adjusted EBITDA in the range of €248 million to €253 million.

Franco Stevanato, Executive Chairman, concluded, “2021 was a landmark year for Stevanato Group, underscored by the power of our integrated capabilities and value proposition. Our 2022 guidance affirms our strategic priorities of driving double-digit growth, expanding margins and, increasing the mix of high value solutions amid rising customer demand, as we aim to create and drive long-term shareholder value. We serve some of the fastest growing market segments and we are integrated into the drug production and delivery supply chain. We are positioned to benefit from favorable multi-year secular trends including pharmaceutical innovation, aging populations with chronic conditions, growth in biologics and biosimilars (which is currently driving demand for our EZ-Fill® platforms and other high value solutions), acceleration and expansion of vaccination programs, self-administration of medicines, and increasing quality standards and regulation.”

Conference Call

The Company will host a conference call to discuss the financial results at 8:30 a.m. Eastern Time (14:30 Central European Time) on Tuesday, March 8, 2022. Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the slide presentation, please visit the “Financial Results” page, under the Financial Information tab of the Company’s Investor Relations section of its website.

To participate on the call please dial:

United States: +1 646 664 1960

United Kingdom: +44 020 3936 2999

Canada: +1 613 699 6539

Italy: +39 06 9450 1060

All other locations: +44 20 3936 2999

Access Code: 156733

Preregistration:

Listeners are encouraged to preregister for the call via the following link:

https://www.incommglobalevents.com/registration/client/10119/stevanato-full-year-results/ whereupon you will be provided with a unique dial-in number and access code.

For Participants that do not preregister:

A live broadcast of the conference call will also be available online at the following link: www.incommuk.com/customers/online (access code 156733).

Replay:

An online archive of the broadcast will be available at the website shortly after the live call and will be available through Tuesday, March 22, 2022. The recording will be accessible via the following link:

https://www.incommglobalevents.com/replay/7538/stevanato-full-year-results/ (access code 358435).

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation and its engineering excellence are central to its ability to offer value added solutions to clients.

For more information, please visit www.stevanatogroup.com

Forward-Looking Statements

This press release contains certain forward-looking statements which include, or may include, words such as “raising”, “believe”, “potential”, “increased”, “future”, “remain”, “growing”, “expect”, “foreseeable”, “expected”, “to be”, “includes”, “estimated”, “assumes”, “would provide”, and other similar terminology. Forward-looking statements contained in this press release include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses, and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; and our goals, strategies, and investment plans. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) our backlog might not accurately predict our future revenue, and we might not realize all or any part of the anticipated revenue reflected in our backlog; (iv) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (v) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (vi) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vii) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (viii) significant interruptions in our operations could harm our business, financial condition and results of operations; (ix) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (x) our business may be harmed if our customers discontinue or spend less on research, development, production or other scientific endeavors; and (xi) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors. This list is not exhaustive.

These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements. This press release also contains certain estimates regarding the Company’s future prospects and performance, including, but not limited to, future revenues and earnings per share, capital deployment. All such statements and projections are based upon current expectations of the Company and involve a number of business risks and uncertainties. The Company disclaimers any current intention to update such guidance, except as required by law.

For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, see Item 3D. entitled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission.

Contacts:

Media	Investor Relations
Stevanato Group	Lisa Miles
media@stevanatogroup.com	lisa.miles@stevanatogroup.com

# # #

Consolidated Income Statement

(Amounts in € millions, except per share data)

	For the three months				For the years

	ended December 31,				ended December 31,

	(Unaudited)

	2021	%	2020	%	2021	%	2020	%
Revenue	232.6	100.0%	206.7	100.0%	843.9	100.0%	662.0	100.0%

Costs of sales	159.6	68.6%	148.1	71.7%	578.5	68.6%	467.9	70.7%

Gross Profit	73.0	31.4%	58.6	28.3%	265.4	31.4%	194.2	29.3%

Other operating Income	2.2	0.9%	2.6	1.2%	9.4	1.1%	5.2	0.8%

Selling and Marketing Expenses	4.4	1.9%	4.6	2.2%	20.4	2.4%	20.0	3.0%

Research and Development Expenses	9.5	4.1%	4.9	2.4%	29.6	3.5%	17.4	2.6%

General and Administrative Expenses	17.8	7.7%	13.8	6.7%	62.5	7.4%	58.9	8.9%

Operating Profit	43.5	18.7%	37.9	18.3%	162.2	19.2%	103.1	15.6%

Finance Income	15.3	6.6%	3.0	1.5%	21.7	2.6%	14.9	2.3%

Finance Expense	5.1	2.2%	4.7	2.3%	18.8	2.2%	21.8	3.3%

Share of Profit of an Associate	-	0.0%	(0.3)	(0.1)%	0.5	0.1%	0.1	0.0%

Profit Before Tax	53.7	23.1%	36.0	17.4%	165.7	19.6%	96.3	14.5%

Income Taxes	9.1	3.9%	2.0	1.0%	31.4	3.7%	17.7	2.7%

Net Profit	44.6	19.2%	34.0	16.5%	134.3	15.9%	78.6	11.9%

Earnings per share

Basic earnings per common share	0.17		0.14		0.53		0.33

Diluted earnings per common share	0.17		0.14		0.53		0.33

Average common shares outstanding	264.7		240.5		252.7		240.5

Average shares assuming dilution	264.7		240.5		252.7		240.5

Reported Segment Information

(Amounts in € millions)

	For the year ended December 31, 2021

	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	694.0	149.9	-	843.9

Inter-Segment	1.1	69.0	(70.1)	-

Revenue	695.1	218.9	(70.1)	843.9

Gross Profit	229.9	42.3	(6.7)	265.4

Gross Profit Margin	33.1%	19.3%		31.4%

Operating Profit	149.1	22.9	(9.7)	162.2

Operating Profit Margin	21.4%	10.5%		19.2%

	For the year ended December 31, 2020

	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	564.9	97.1	-	662.0

Inter-Segment	1.1	56.3	(57.4)	-

Revenue	566.0	153.4	(57.4)	662.0

Gross Profit	167.6	32.1	(5.5)	194.2

Gross Profit Margin	29.6%	20.9%		29.3%

Operating Profit	102.6	16.6	(16.1)	103.1

Operating Profit Margin	18.1%	10.8%		15.6%

Capital Employed

(Amounts in € millions)

(Amounts in € millions)	As of December 31, 2021	As of December 31, 2020

- Goodwill and Other intangible assets	79.2	81.1

- Right of Use assets	22.7	25.4

- Property. plant and equipment	392.7	313.7

- Investments in associate	-	2.0

- Financial assets - investments FVTPL	1.1	0.8

- Other non-current financial assets	1.3	5.4

- Deferred tax assets	55.9	45.6

Non-current assets	552.9	473.9

- Inventories	148.9	139.4

- Contract Assets	62.1	39.4

- Trade receivables	165.3	127.8

- Trade payables	(164.8)	(118.7)

- Advances from customers	(23.6)	(48.4)

- Contract Liabilities	(18.8)	(5.0)

Trade working capital	169.1	134.5

- Tax receivables and Other receivables	51.4	29.0

- Tax payables and Other liabilities	(85.3)	(62.8)

Net working capital	135.3	100.7

- Deferred tax liabilities	(19.1)	(11.6)

- Employees benefits	(11.9)	(29.7)

- Provisions	(3.5)	(4.4)

- Other non-current liabilities	(1.8)	(1.8)

Total non-current liabilities and provisions	(36.3)	(47.5)

Capital Employed	651.9	527.0

Net Cash / (Debt)	189.8	(216.9)

Equity	(841.7)	(310.1)

Total equity and net debt	(651.9)	(527.0)

Cash Flow

(Amounts in € millions)

	For the three months ended December 31, (Unaudited)		For the years ended December 31,

	2021	2020	2021	2020

Cash flow from operating activities	55.4	60.9	133.3	155.7

Cash flow used in investing activities	(21.1)	(31.8)	(96.4)	(96.1)

Cash flow from/ (used in) financing activities	(52.4)	(26.3)	254.8	(26.5)

Net change in cash and cash equivalents	(18.1)	2.8	291.7	33.1

Non-GAAP Financial Information

This press release contains non-GAAP measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, CAPEX, Adjusted Diluted EPS, Capital Employed, Net Cash/(Debt), and Free Cash Flow. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

(Unaudited)

Three months ended December 31, 2021	Biopharmaceutical and Diagnostic Solutions	Engineering

Reported Revenue	185.9	46.7

Effect of changes in currency translation rates	(3.3)	(0.0)

Constant Currency Revenue	182.6	46.7

Year ended December 31, 2021	Biopharmaceutical and Diagnostic Solutions	Engineering

Reported Revenue	694.0	149.9

Effect of changes in currency translation rates	4.9	(0.2)

Constant Currency Revenue	698.9	149.7

Reconciliation of EBITDA

(Amounts in € millions)

(Unaudited)

	For the three months ended December 31,		Change	For the years ended December 31,		Change

	2021	2020	%	2021	2020	%

Net Profit	44.6	34.0	31.1%	134.3	78.6	70.8%

Income Taxes	9.1	2.0	346.9%	31.4	17.7	77.6%

Finance Income	(15.3)	(3.0)	408.2%	(21.7)	(14.9)	45.4%

Finance Expenses	5.1	4.7	7.9%	18.8	21.8	(13.9)%

Share of Profit of an Associate	-	0.3	(100.0)%	(0.5)	(0.1)	385.9%

Operating Profit	43.5	37.9	14.7%	162.2	103.1	57.3%

Depreciation and Amortization	15.1	15.2	(0.9)%	56.4	54.1	4.2%

EBITDA	58.6	53.1	10.2%	218.6	157.2	39.1%

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Net Income,

Taxes, Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

(Unaudited)

Three months ended December 31, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS

Reported	58.6	43.5	9.1	44.6	0.17

Adjusting items:

IPO costs (3)	0.1	0.1	0.0	0.1	0.00

Out-of-cycle bonus to personnel (4)	(0.2)	(0.2)	(0.0)	(0.1)	(0.00)

Start-up costs U.S. plant (6)	0.4	0.4	0.1	0.3	0.00

Gain from the sale of an associate (7)	-	-	-	(12.3)	(0.05)

Patent Box (8)	-	-	0.5	(0.5)	(0.00)

Provision for tax audit on previous years (9)	-	-	(0.9)	0.9	0.01

Adjusted	58.9	43.8	8.8	33.0	0.13

Adjusted Margin	25.3%	18.8%	-	-	-

Year ended December 31, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS

Reported	218.6	162.2	31.4	134.3	0.53

Adjusting items:

Restructuring and related charges (1)	1.2	1.2	0.3	0.8	0.01

Incentive Plans Settlement (2)	(9.9)	(9.9)	(4.8)	(5.1)	(0.02)

IPO costs (3)	0.8	0.8	0.2	0.6	0.00

Out-of-cycle bonus to personnel (4)	6.5	6.5	1.8	4.8	0.02

Foreign exchange loss for derivative on IPO proceeds (5)	-	-	1.0	3.3	0.01

Start-up costs U.S. plant (6)	1.1	1.1	0.3	0.8	0.00

Gain from the sale of an associate (7)	-	-	-	(12.3)	(0.05)

Patent Box (8)	-	-	7.6	(7.6)	(0.03)

Provision for tax audit on previous years (9)	-	-	(0.9)	0.9	0.01

Adjusted	218.3	161.9	36.9	120.5	0.48

Adjusted Margin	25.9%	19.2%	-	-	-

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Net Income,

Taxes, Net Profit, and Diluted EPS (Continued)

(Amounts in € millions, except per share data)

(Unaudited)

Three months ended December 31, 2020	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS

Reported	53.1	37.9	2.0	34.0	0.14

Adjusting items:

Litigation Costs (10)	0.1	0.1	0.2	(0.1)	0.00

Consultancies related to IPO (3)	0.2	0.2	0.0	0.2	0.00

Step-up in tax value of certain PPE (11)	-	-	7.9	(7.9)	(0.03)

Adjusted	53.4	38.2	10.1	26.2	0.11

Adjusted Margin	25.9%	18.5%	-	-	-

Year ended December 31, 2020	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS

Reported	157.2	103.1	17.7	78.6	0.33

Adjusting items:

Litigation Costs (10)	2.8	2.8	1.0	2.3	0.01

Consultancies related to IPO (3)	0.2	0.2	0.0	0.2	0.00

Step-up in tax value of certain PPE (11)	-	-	7.9	(7.9)	(0.03)

Adjusted	160.2	106.1	26.6	73.2	0.31

Adjusted Margin	24.2%	16.0%	-	-	-

(1)	During the year ended December 31, 2021, the Group recorded €1.2 million in restructuring and related charges for the consolidation of Balda plants in the U.S.

(2)

During the year ended December 31, 2021, the Group recorded €9.9 million, within general and administrative expenses, as accrual reversal related to the early termination of incentive plans aimed at a limited number of key managers.

(3)

During the year ended December 31, 2021, and 2020, the Group recorded €0.8 million and €0.2 million respectively, within general and administrative expenses, relating to the listing of Stevanato Group S.p.A. ordinary shares on the NYSE. During the three months ended December 31, 2021, and 2020 the Group recorded €0.1 million and €0.2 million respectively, of general and administrative expenses, relating to the listing of Stevanato Group S.p.A. ordinary shares on the NYSE.

(4)

During the year ended December 31, 2021, the Group granted a €6.5 million discretionary, out-of-cycle bonus to employees. No such bonuses were awarded or disbursed for the year ended December 31, 2020. During the three months ended December 31, 2021, the Group recorded €(0.2) million, of general and administrative expenses, mainly due to exchange rate impact and an adjustment of the estimation made as of September 30, 2021.

(5)	During the year ended December 31, 2021, the Group recorded €4.3 million, as foreign exchange loss for derivative on IPO proceeds.

(6)

During the three months and the year ended December 31, 2021, the Group recorded respectively €0.4 million and €1.1 million start-up costs to further the construction of the new plant in Fisher, Indiana, United States.

(7)	During the three months and the year ended December 31, 2021, the Group recorded €12.3 million from the sale of a minority interest in the associate Swissfillon AG.

(8)

During the year ended December 31, 2021, the Group reached an agreement with the Italian Tax Agency regarding the so-called “Patent box regime”, resulting in a retroactive €7.6 million tax saving for the financial years 2016-2020. The tax benefit was accounted for as €7.1 million for the nine months ended September 30, 2021, based on our estimates. We accounted for a total accrual of €0.5 million for the three months ended December 31, 2021.

(9)	During the three months and the year ended December 31, 2021, the Group accrued €0.9 million related to a tax audit on fiscal year 2016.

(10)

During the three months and the year ended December 31, 2020, the Group recorded €0.1 and €2.8 million respectively related to litigation costs arising from a lawsuit brought by Clere BSD GmbH in connection with the payment of certain transfer fees for the acquisition of a patent by Balda AG, one of the Group’s subsidiaries. No such litigation costs were accrued for the year ended December 31, 2021.

(11)

During the three months and the year ended December 31, 2020, the Group recorded €7.9 million tax saving related to the option to step up the tax net book value of certain machinery by taking advantage from the “August Decree”. The law allowed Italian companies to reevaluate the tax value of the assets by paying a 3.0% one off tax on the higher value and deducting future depreciation at a notional tax.

Free Cash Flow

(Amounts in € millions)

	For the three months ended December 31,		For the years ended December 31,

	2021	2020	2021	2020

	(Unaudited)

Cash Flow from operating activities	55.4	60.9	133.3	155.7

Interest paid	1.3	1.2	4.4	5.4

Interest received	(0.2)	(0.2)	(0.6)	(0.7)

Purchase of property, plant, and equipment	(36.3)	(28.8)	(107.7)	(89.6)

Proceeds from sale of property plant and equipment	1.2	0.0	1.2	0.0

Purchase of intangible assets	(2.1)	(2.9)	(5.5)	(6.4)

Free Cash Flow	19.3	30.2	25.1	64.4

Net Cash/(Debt)

(Amounts in € millions)

	As of December 31, 2021	As of December 31, 2020

Non-current financial liabilities	(202.3)	(294.1)

Current financial liabilities	(46.2)	(81.2)

Financial receivables from associate *	-	1.3

Other current financial assets	27.2	41.5

Cash and cash equivalents	411.0	115.6

Net cash / (debt)	189.8	(216.9)

*	Financial Receivables from associate is included among “Other non-current financial assets” in the consolidated statement of financial position

Reconciliation of 2022 Guidance Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS

(Amounts in € millions, except per share data)

(Unaudited)

	EBITDA	Operating Profit	Net Profit	Diluted EPS

Reported	244.8 - 249.8	172.5 - 177.5	127.5 - 131.3	0.48 - 0.50

Adjusting items:

Start-up costs New Plants	3.2	3.2	2.4	0.01

Adjusted	248.0 - 253.0	175.7 - 180.7	129.9 - 133.7	0.49 - 0.51